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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                FORM 12b-25


                                                  COMMISSION FILE NUMBER 0-18707



                        NOTIFICATION OF LATE FILING



(Check One): [ ] Form 10-KSB [ ] From 11-K [ ] Form 20-F [X] Form 10-QSB [ ] Form N-SAR




For Period Ended:  December 29, 1996

[ ]  Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:  ______________________________________________



    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________
________________________________________________________________________________


                      PART I.  REGISTRANT INFORMATION


Full name of registrant SPECIALTY RETAIL GROUP, INC.
                        ----------------------------
Former name if applicable _______________________
                          -----------------------
Address of principal executive office (Street and number): 1720 Post Road East
                                                           -------------------
City, State and Zip Code Westport, Connecticut  06880
                         ----------------------------

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                     PART II.  RULE 12B-25 (B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                           PART III.  NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    The Registrant was unable to complete its report on Form 10-QSB in its entirety for the 13 weeks ended December 29, 1996 by the prescribed due date of February 12, 1996, without unreasonable effort and expense. This is the result of unusual time pressures on the Registrant's limited accounting staff, primarily in connection with the recent bankruptcy filing of Registrant's operating subsidiary, as detailed in Registrant's Form 8-K filed on February 10, 1997.


                        PART IV.  OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

         Eric D. Fader, Esq.                           (212) 907-0700
--------------------------------------------------------------------------------
         (Name)                                  (Area code) (Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

                                                                [X] Yes   [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Registrant expects to report a loss of approximately $1,350,000 for the 13 weeks ended December 29, 1996 as compared to income of $225,975 for the comparable prior year period.


                                                                [X] Yes   [ ] No



                                            SPECIALTY RETAIL GROUP, INC.


Date   February 13, 1997                    By: /s/ STEVEN E. GLASS
      ------------------                        -------------------------------
                                            Name:  Steven E. Glass
                                            Title: Secretary